SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

VIVO PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ/MF 02.558.074/0001-73 - NIRE 35.300.158.792

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ/MF 02.558.118/0001-65 - NIRE 31.300.025.357

TELEMIG CELULAR S.A.
Publicly-held company
CNPJ/MF 02.320.739/0001-06 NIRE 31.300.012.999

TCO IP S.A.
Publicly-held company
CNPJ/MF 04.225.487/0001-61 - NIRE 35.300.357.213

NOTICE OF MATERIAL FACT

The managements of Telemig Celular Participações S.A. (“Telemig Part.”), of Telemig Celular S.A. (“Telemig Celular”) and of Vivo Participações S.A. (“Vivo Participações”), in compliance with Instructions CVM Nr. 358/02 and 319/99 as amended and in addition to the notice of material fact disclosed on September 30, 2008, inform that in a meeting held on the date hereof, the respective Boards of Directors of the Companies approved the terms and conditions of the corporate reorganization involving Telemig Part. and Telemig Celular.

The corporate reorganization consists of the total spin-off of TCO IP S.A ("TCO IP"), with the merger of part of its net worth into Telemig Part. and part into Telemig Celular, with the consequent extinction of TCO IP, allowing the direct participation of Vivo Participações in Telemig Part. and in Telemig Celular. The intended transaction will not result in the transfer of control of these Companies, nor will have as a consequence any modification of the equity interest held by their other shareholders, as per the description of the transaction herein below:

1. Preceedings.

Vivo Participações acquired from Telpart Participações S.A. (“Former Controlling Shareholder”) the shares representing the control of Telemig Part. and, indirectly of its controlled company Telemig Celular.  Subsequently, the voluntary tender offer for the acquisition of preferred shares of Telemig Part. and of Telemig Celular was carried out and, in compliance with article 254-A of Law 6,404/76 as amended, the public tender offer for the acquisition of common shares of the same Companies was also carried out (jointly, “OPAs”), in which the purchaser of shares was TCO IP, the wholly-owned subsidiary of Vivo Participações, in order to minimize financial costs in relation to the raising of the necessary funds to carry out the OPAs.

As a result, the shareholding structure Vivo Participações was the owner of shares representing the control of Telemig Part. and, indirectly, of Telemig Celular. TCO IP became the holder of the preferred shares and common shares of the same Companies, acquired from the respective non-controlling shareholders in the OPAs.

Recently, in order to concentrate the investments into Telemig Part. and Telemig Celular in one company, Vivo Participações contributed to its wholly-owned subsidiary TCO IP all of the controlling shares of the Companies it held in a capital increase, and, thus, TCO IP became the holder of the shares issued by Telemig Part. and Telemig Celular acquired from the Former Controlling Shareholder and of those acquired in the OPAs. Indirectly, however, Vivo Participações continued to be the controlling shareholder of the Companies.

2. Intended Reestructuring.

2.1.  The intended transaction aims to simplify the corporate structure, which currently consists of several holding companies, by extinguishing one of them, TCO IP, pursuant to its spin-off with the transfer of part of its net worth, comprising the shares of Telemig Part., to Telemig Part. and the transfer of part of its net worth, comprising the shares of Telemig Celular, to Telemig Celular, as a way of not affecting the equity interest held by the other shareholders in the involved companies.

The simplification of the corporate structure will reduce the administrative costs and will facilitate the unification, standardization and the rationalization of the management of the companies, and also allow the improvement of the future cash flow of the merging companies.

The spun-off portions of the net worth of TCO IP to be merged into Telemig Part. and Telemig Celular are the following: A) the portion of the net worth of TCO IP to be merged into Telemig Part. consists of the controlling shares of Telemig Part., the shares of the same company acquired in the Mandatory and Voluntary OPAs for the acquisition of common and preferred shares made by TCO IP, including the goodwill paid when acquiring these shares,  the provision set forth in article 6th of Instruction CVM No. 319/99 and other assets (tax  credits and cash); and B) the portion of the net worth of TCO IP to be merged into Telemig Celular consists of the shares of Telemig Celular acquired in the Mandatory and Voluntary OPAs for the acquisition of common and preferred shares made by TCO IP, including the goodwill paid when acquiring these shares and the provision set forth in article 6th of Instruction CVM No. 319/99.

The goodwill and the respective provision will be registered as deferred asset account of the merging companies that will receive the spun-off portions of TCO IP. As a compensation, the net value (goodwill less provision) will be registered in the goodwill special reserve account included in the net worth of the merging companies.

Pursuant to article 7th of Instruction CVM 319/99, the total spin-off protocol sets forth the right of Vivo Participações of receiving new shares of Telemig Part. and Telemig Celular, provided that the the other shareholders of the referred companies shall always have the right of first refusal to subscribe the new shares. The new shares to be issued in the future pursuant to the referred article will be paid in by the capitalization of the goodwill special reserve, at the end of each year, to the extent that the merging companies use the tax benefit corresponding to the amortization of the deferred asset (goodwill).

The total spin-off of TCO IP will be done in a way that it will not have any negative impact in the future flow of dividends to the shareholders of Telemig Part. and Telemig Celular, including by eliminating any debts and losses existing in TCO IP before the effectiveness of the spin-off and the merger of the spun-off parts into Telemig Part. and Telemig Celular.

2.2.      Due to the fact that this is a total spin-off, TCO IP will be extinguished, its shares will be cancelled and, in return, its sole shareholder, Vivo Participações, will receive the common and preferred shares of Telemig Part. and Telemig Celular in the same amount and classes currently held by TCO IP.

Therefore, the intended transaction will not result in an increase of the capital stock of Telemig Part. and Telemig Celular, considering that TCO IP had already registered in its net worth the value of the shares of the referred companies. Additionally, as the merged company, TCO IP, is a wholly-owned subsidiary of Vivo Participações, there is no replacement of shares of the non-controlling shareholders of the merged company for shares of the merging companies.

Accordingly, valuation reports of the net worth at market value shall not be prepared for the calculation of the exchange ratio of shares held by non-controlling shareholders required by article 264 of Law 6,404/76 and article 2nd, 1st paragraph, VI, of Instruction CVM 319/99, in accordance with recent understandings of CVM already stated in queries made in similar reorganizations and mentioned in Resolution CVM No. 559, of November 18, 2008.

2.3       The implementation of the transaction, which ultimately results in the extinguishment of TCO IP from the corporate group of Telemig Celular and Telemig Part. and in the return of Vivo Participações to the condition of direct holder of the shares of such companies, was submitted to prior approval of Agência Nacional de Telecomunicações – ANATEL.

2.4       The referred reorganization will not result in a change of control of Telemig Part. nor of Telemig Celular.

2.5       The general shareholders’ meetings of Telemig Part., of Telemig Celular and of TCO IP, for the analysis of the proposal of reorganization herein disclosed, will be called in compliance with the respective legal and statutory terms.

2.6       The documents related to the transaction herein referred to, as the protocol, valuation report of the spun-off part and other documents concerning the spin-off will be available to the shareholders of the involved companies as from December 04, 2008 in the addresses indicated below, from 9:00 AM to 5:00 PM, upon the presentation of the statement containing the respective shareholding position, issued 2 (two) days prior to its presentation. Additional information can be obtained by the telephone number 0XX11 7420 1172, with the Division of Relation Investors.

2.7       Adresses: (i) shareholders of Vivo Participações and of TCO IP: Av. Dr. Chucri Zaidan, 860 – Bairro Morumbi –São Paulo – SP – CEP 04583-110 and (ii) shareholders of Telemig Part. and of Telemig Celular: Rua Levindo Lopes, 258, Belo Horizionte - MG and in the websites of the Companies, indicated below.

São Paulo, December 03, 2008.

Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.
Telemig Celular Participações S.A.
Telemig Celular S.A.

www.vivo.com.br/ri
www.telemigholding.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 09, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.